                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                         RESOURCES PENSION SHARES 5 L.P.
                    -----------------------------------------
                        (Name of Subject Company (Issuer)

                            BIGHORN ASSOCIATES II LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
                    -----------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
Person))

                            LIMITED PARTNERSHIP UNITS
                    -----------------------------------------
                           (Title of Class Securities)

                                      None
                    -----------------------------------------
                       (CUSIP Number of Class Securities)


                            -------------------------
                                MICHAEL L. ASHNER
                            BIGHORN ASSOCIATES II LLC
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                                  -------------
                                    Copy To:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

Transaction Valuation*  $5,320,000             Amount of Filing Fee       $1,064
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 1,900,000 units of limited partnership interest of the subject partnership for $2.80 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,064         Filing Party: Bighorn Associates II LLC
                       ---------------                --------------------------
Form or Registration No.: Schedule TO    Date Filed:   May 25, 2001
                         -------------               ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  Page 1 of 11
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                             TENDER OFFER STATEMENT

         This statement (the "Statement") constitutes Amendment No. 1 to the Tender Offer Statement on Schedule TO of Bighorn Associates II LLC (the "Purchaser") and Presidio Capital Investment Company, LLC ("PCIC, and collectively, with the Purchaser, the "Bidders") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Pension Shares 5 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2001 (the "Offer to Purchase") and the related Letter of Transmittal. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 is hereby supplemented as follows:

         The section of the Offer to Purchase entitled "Section 11. Certain Information Concerning Us" is hereby amended by inserting the following two sentences at the end of the first paragraph of the section:

                   "The principal business of Presidio Capital Investment Company, LLC is that of investing in and managing real estate assets and the principal business of NorthStar Capital Investment Corp. is that of a real estate investment company. The telephone number for us and for Presidio Capital Investment Company, LLC is (212) 319-3400."

ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


         Item 8 is hereby supplemented as follows:

         Clause (ii) of the third paragraph of the section to the Offer to Purchase entitled "Section 11. Certain Information Concerning Us" is hereby amended and restated to read as follows:

                  "(ii) neither we, any Presidio Entity, to the best of our knowledge, the persons listed on Schedule 1, nor any affiliate thereof or director, executive, officer or subsidiary of us or the Presidio Entities has effected any transaction in the Units within the past 60 days other than the acquisition by Bighorn Associates

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         LLC of 225 units at a purchase price of $2.70 on April 1, 2001 in a privately negotiated transaction."

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby supplemented as follows:

         The cover page of the Offer to Purchase is hereby amended by adding the following as the seventh risk factor:

                  "Our $2.80 offer price is lower than the $3.64 estimated liquidation value of your units."

         The cover page of the Offer to Purchase is hereby amended by inserting the following sentence as the last sentence of the sixth risk factor:

                  "In this regard, if we purchase the maximum number of units that we are seeking under this offer, we and our affiliates will own approximately 59.4% of the outstanding units."

         The third risk factor on the cover page of the Offer to Purchase is hereby amended and restated as follows:

                  "If you tender your units you will be giving up future potential benefits from owning the units, including participating in any distributions associated with the recent $3,806,612 repayment of the mortgage receivable relating to the Lionmark loan."

         The last sentence of the section entitled "RISK FACTORS - Loss of Future Benefits from Your Ownership of Units" is hereby amended and restated to read as follows:

                  "Accordingly, you will not receive any future potential benefits from units you sell to us including any distributions associated with the May 2001 repayment of your partnership's mortgage receivable relating to the Lionmark loan."

        The second sentence of the section entitled "RISK FACTORS - Alternatives to Selling Us Your Units" is hereby amended and restated to read as follows:

                  "Currently, your partnership holds two mortgage loans, one of which is due in October 2001 and the other of which is due in 2005 but is callable from June 2001 to June 2002."

         The lead-in sentence to the paragraph entitled "Your Partnership's Current Investments" in the section to the Offer to Purchase entitled "Section
9. Certain Information Concerning Your Partnership" is hereby amended and restated to read as follows:

                  "Your partnership currently holds two mortgage loans and fee title to a shopping center and a retail store."

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         The third footnote to the chart entitled "The Mortgage Loans" in the section to the Offer to Purchase entitled "Section 9. Certain Information Concerning Your Partnership" is hereby amended and restated to read as follows:

                  "In May 2001 the loan was satisfied in full."

         The first sentence of the first paragraph of the section of the Offer to Purchase entitled "Section 6. Certain Federal Income Tax Matters" is hereby amended and restated to read as follows:

                  "The following summary is a general discussion of the material federal income tax considerations that should be relevant to you in connection with a sale of units in our offer."

         The third sentence of the second-to-last paragraph of the section of the Offer to Purchase entitled "Section 13. Background of the Offer" and the third sentence of the section of the Offer to Purchase entitled "RISK FACTORS - Offer Price May Not Represent Fair Value" are each hereby amended restated to read as follows:

                  "According to Partnership Spectrum, an independent third party industry publication, between December 1, 2000 and March 31, 2001 there were 36 reported trades in the secondary market (for a total of 42,782 units) which were made at between a high of $2.77 per unit and a low of $1.82 per unit, with a weighted average price of $2.27 per unit."

         The section of the Offer to Purchase entitled "Section 3. Procedures for Tendering Units" is hereby amended by deleting the last sentence of the first paragraph of the section.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      BIGHORN ASSOCIATES II LLC

                                      By:      Presidio Capital Investment
                                               Company, LLC, member


                                               By  /s/ David King
                                                 ---------------------------
                                                       David King
                                                       President

                                      PRESIDIO CAPITAL INVESTMENT
                                      COMPANY, LLC


                                               By  /s/ David King
                                                 --------------------------
                                                       David King
                                                       President

Dated:  June 11, 2001


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